UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-36296
CUSIP NUMBER 286221106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eleven Biotherapeutics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

245 First Street, Suite 1800
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02142
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
(c)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eleven Biotherapeutics, Inc. (the “Company”) was unable to file its quarterly report on Form 10-Q for the period ended September 30, 2017 by the prescribed date without unreasonable effort or expense. Additional time is needed to finalize its accounting related to the Company’s acquisition of Viventia Bio, Inc. (“Viventia”) in September 2016 and the fair value of the contingent consideration liability as of September 30, 2017. The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen A. Hurly	617	444-8550
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2017, the Company expects to report that there was no revenue compared to $28.7 million in revenue for the three months ended September 30, 2016. In August 2016, the Company recognized the upfront license fee and the development milestone payment under its license agreement (the “License Agreement”) with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (collectively, “Roche”), relating to the execution of the License Agreement and the successful submission of an investigation new drug application for its monoclonal antibody EBI-031.

The Company also expects to report that general and administrative expenses were $1.6 million for the three months ended September 30, 2017 compared to $6.4 million for the three months ended September 30, 2016. The decrease of $4.8 million was due primarily to a reduction in professional fees as well as salaries and related costs for personnel, including stock-based compensation. For the three months ended September 30, 2016, the Company had higher professional fees compared to the 2017 period related to the License Agreement with Roche, its 2016 review of strategic alternatives and its acquisition of Viventia in September 2016. In addition, for the three months ended September 30, 2016, the Company paid higher severance costs related to its acquisition of Viventia compared to the 2017 period.

The Company expects to report that research and development expenses for the three months ended September 30, 2017 were $3.6 million as compared to $2.8 million for the three months ended September 30, 2016. This increase was due primarily to higher costs incurred for the Company’s ongoing Phase 3 clinical trial for Vicinium in patients with non-muscle invasive bladder cancer that were partially offset by the absence of costs associated with the monoclonal antibody EBI-031licensed to Roche in 2016 and lower compensation related costs.

As reference above in Part III, the Company intends to make certain acquisition accounting adjustments in its financial statements in connection with finalization of the accounting for the acquisition of Viventia, as well as the fair value of the contingent consideration liability as of September 30, 2017, all of which have not yet been completed. A reasonable estimate of the results of operations for the Company for the three months ended September 30, 2017 cannot be made until all accounting relating to the acquisition of Viventia and the estimate of the fair value of the contingent consideration as of September 30, 2017 have been finalized, and we have completed preparation of financial statements for inclusion in the Form 10-Q.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This notification of Late Filing on Form 12b-25 contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this notification of Late Filing on Form 12b-25, including statements regarding the Company’s strategy, future operations, future product research or development, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “goals,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the occurrence of any event change or other circumstances that could give rise to the termination of the License Agreement with Roche, the uncertainties inherent in receiving future payments pursuant to the License Agreement, the uncertainties inherent in the initiation and conduct of clinical trials, the Company’s ability to successfully develop the Company’s product candidates and complete the Company’s planned clinical programs, the Company’s ability to obtain marketing approvals for the Company’s product candidates, expectations regarding the Company’s ongoing clinical trials, availability and timing of data from clinical trials, whether interim results from a clinical trial will be predictive of the final results of the trial or results of early clinical studies will be indicative of the results of future studies, the adequacy of any clinical models, expectations regarding regulatory approvals, the Company’s ability to obtain, maintain and protect the Company’s intellectual property for the Company’s technology and products, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements, other matters that could affect the financial performance of the Company, other matters that could affect the availability or commercial potential of the Company’s product candidates and other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and

other reports filed with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent the Company’s views as of the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

Eleven Biotherapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2017	By	/s/ Richard F. Fitzgerald
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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